Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TSAKOS ENERGY

NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

March 28, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TSAKOS

ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated March 28, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

March 28, 2017

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2016	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$187,777	$289,676
Restricted cash	9,996	15,330
Accounts receivable, net	38,252	45,461
Due from related parties (Note 2)	6,730	4,169
Advances and other	24,226	14,132
Vessels held for sale (Note 1(j))	68,410	67,255
Inventories	18,756	14,410
Prepaid insurance and other	1,842	1,765
Current portion of financial instruments—Fair value (Note 14)	2,322	28

Total current assets	358,311	452,226

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	5,166	126
FIXED ASSETS (Note 4)
Advances for vessels under construction	216,531	371,238
Vessels	3,479,037	2,748,330
Accumulated depreciation	(801,976)	(695,044)

Vessels’ Net Book Value	2,677,061	2,053,286

Total fixed assets	2,893,592	2,424,524

DEFERRED CHARGES, net (Note 5)	19,506	15,290

Total assets	$3,277,575	$2,893,166

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$288,135	$318,224
Payables	52,511	33,264
Due to related parties (Note 2)	5,892	1,740
Accrued liabilities	34,707	29,363
Unearned revenue	8,428	12,277
Current portion of financial instruments—Fair value (Note 14)	3,613	5,706

Total current liabilities	393,286	400,574

LONG-TERM DEBT, net of current portion (Note 6)	1,465,720	1,074,339
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	1,119	3,181
STOCKHOLDERS’ EQUITY
Preferred shares, $ 1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C preferred Shares issued and 3,400,000 Series D Preferred Shares issued and outstanding at December 31, 2016 and December 31, 2015	7,400	7,400
Common shares, $ 1.00 par value; 185,000,000 shares authorized at December 31, 2016 and December 31, 2015; 87,338,652 shares issued and 83,720,866 shares outstanding at December 31, 2016 and 87,338,652 shares issued and outstanding December 31, 2015	87,339	87,339
Additional paid-in capital	752,001	752,001
Cost of treasury stock	(20,173)	—
Accumulated other comprehensive loss	(4,313)	(10,727)
Retained earnings	582,889	567,464

Total Tsakos Energy Navigation Limited stockholders’ equity	1,405,143	1,403,477
Noncontrolling Interest	12,307	11,595

Total stockholders’ equity	1,417,450	1,415,072

Total liabilities and stockholders’ equity	$3,277,575	$2,893,166

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2016	2015	2014
VOYAGE REVENUES:	$481,790	$587,715	$501,013
EXPENSES:
Voyage expenses	106,403	131,878	154,143
Vessel operating expenses	146,546	142,117	146,902
Depreciation and amortization	113,420	105,931	102,891
General and administrative expenses	25,611	21,787	21,029
Gain on sale of vessels	—	(2,078)	—

Total expenses	391,980	399,635	424,965

Operating income	89,810	188,080	76,048

OTHER INCOME/ (EXPENSES):
Interest and finance costs, net (Note 7)	(35,873)	(30,019)	(43,074)
Interest income	623	234	498
Other, net	1,935	128	246

Total other expenses, net	(33,315)	(29,657)	(42,330)

Net income	56,495	158,423	33,718
Less: Net income attributable to the noncontrolling interest	(712)	(206)	(191)

Net income attributable to Tsakos Energy Navigation Limited	$55,783	$158,217	$33,527

Effect of preferred dividends	(15,875)	(13,437)	(8,438)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	39,908	144,780	25,089
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$0.47	$1.69	$0.32

Weighted average number of shares, basic and diluted	84,905,078	85,827,597	79,114,401

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars)

	2016	2015	2014
Net income	$56,495	$158,423	$33,718
Other comprehensive income
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain/(loss) on interest rate swaps, net	6,414	(437)	(3,655)
Amortization of deferred loss on the de-designated financial instruments	—	—	154

Comprehensive income	62,909	157,986	30,217

Less: comprehensive income attributable to the noncontrolling interest	(712)	(206)	(191)

Comprehensive income attributable to Tsakos Energy Navigation Limited	$62,197	$157,780	$30,026

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Preferred	Common	Additional Paid-in	Treasury stock		Retained	Accumulated Other Comprehensive	Tsakos Energy Navigation	Noncontrolling	Total Stockholders’
	Shares	Shares	Capital	Shares	Amount	Earnings	Loss	Limited	Interest	Equity
BALANCE December 31, 2013	$4,000	$57,969	$500,737			$430,548	$(6,789)	$986,465	$11,198	$997,663
Net income						33,527		33,527	191	33,718
—Issuance of 25,645,000 common shares		25,645	143,631					169,276		169,276
—Issuance of common stock under distribution agency agreement		1,078	6,046					7,124		7,124
—Issuance of 20,000 shares of restricted share units		20	(20)					—		—
—Cash dividends paid ($0.15 per common share)						(12,623)		(12,623)		(12,623)
—Cash dividends declared ($0.06 per common share)						(5,083)		(5,083)		(5,083)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,804)		(4,804)		(4,804)
—Other comprehensive loss							(3,501)	(3,501)		(3,501)
—Amortization of restricted share units			142					142		142

BALANCE December 31, 2014	$4,000	$84,712	$650,536			$437,565	$(10,290)	$1,166,523	$11,389	$1,177,912
Net income						158,217		158,217	206	158,423
—Issuance of 2,626,357 common shares		2,627	23,081					25,708		25,708
—Issuance of 8.75% Series D preferred shares	3,400		78,384					81,784		81,784
—Cash dividends paid ($0.06 per common share)						(15,563)		(15,563)		(15,563)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,437)		(4,437)		(4,437)
—Dividends paid on Series D Preferred Shares						(4,318)		(4,318)		(4,318)
—Other comprehensive loss							(437)	(437)		(437)

BALANCE December 31, 2015	$7,400	$87,339	$752,001			$567,464	$(10,727)	$1,403,477	$11,595	$1,415,072
Net income						55,783		55,783	712	56,495
—Purchases of Treasury stock				3,705,286	(20,683)			(20,683)		(20,683)
—Shares granted to non-executive directors				(87,500)	510			510		510
—Cash dividends paid ($0.08 and $0.05 per common share)						(24,483)		(24,483)		(24,483)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,437)		(4,437)		(4,437)
—Dividends paid on Series D Preferred Shares						(7,438)		(7,438)		(7,438)
—Other comprehensive income							6,414	6,414		6,414

BALANCE December 31, 2016	$7,400	$87,339	$752,001	3,617,786	(20,173)	$582,889	$(4,313)	$1,405,143	$12,307	$1,417,450

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars)

	2016	2015	2014
Cash Flows from Operating Activities:
Net income	$56,495	$158,423	$33,718
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	107,089	99,571	97,938
Amortization of deferred dry-docking costs	6,331	6,360	4,953
Amortization of loan fees	1,742	1,268	1,245
Stock compensation expense	510	—	142
Change in fair value of derivative instruments	(5,232)	(8,908)	4,984
Gain on sale of vessels	—	(2,078)	—
Gain on extinguishment of debt, net	—	(3,208)	—
Payments for dry-docking	(11,606)	(8,368)	(6,055)
(Increase)/Decrease in:
Receivables, net	(5,448)	(9,191)	(15,948)
Inventories	(4,346)	1,531	3,719
Prepaid insurance and other	(75)	638	(49)
Increase/(Decrease) in:
Payables	23,399	(8,184)	(16,061)
Accrued liabilities	5,344	4,175	2,502
Unearned revenue	(3,849)	2,380	(4,117)

Net Cash provided by Operating Activities	170,354	234,409	106,971

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(109,557)	(156,581)	(130,436)
Vessel acquisitions and/or improvements	(466,518)	(60,934)	(123,871)
Proceeds from sale of vessels	—	42,761	—

Net Cash used in Investing Activities	(576,075)	(174,754)	(254,307)

Cash Flows from Financing Activities:
Proceeds from long-term debt	777,536	227,437	158,533
Financing costs	(6,420)	(2,543)	(2,998)
Payments of long-term debt	(411,587)	(242,367)	(120,495)
(Increase)/Decrease in restricted cash	5,334	(2,996)	(2,807)
Proceeds from stock issuance program, net	—	—	176,400
Proceeds from preferred stock issuance, net	—	81,784	—
Repurchase of Common Shares	(20,683)	—	—
Cash dividends	(40,358)	(33,401)	(21,427)

Net Cash provided by Financing Activities	303,822	27,914	187,206

Net (decrease)/increase in cash and cash equivalents	(101,899)	87,569	39,870
Cash and cash equivalents at beginning of period	289,676	202,107	162,237

Cash and cash equivalents at end of period	$187,777	$289,676	$202,107

Interest paid
Cash paid for interest, net of amounts capitalized	$35,339	$29,564	$34,390

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2016 and 2015, the Holding Company consolidated one (two in 2014) variable interest entity (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated upon consolidation.

The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income in a separate statement according to ASU 2011-05.

The Company owns and operates a fleet of crude oil and product carriers and two LNG carriers providing worldwide marine transportation services under long, medium or short-term charters.

As from January 1, 2015, the Company has reclassified certain categories within the Consolidated statement of comprehensive income in order to be consistent and comparable to other reporting entities within the peer group of tanker companies. Prior year data has been adjusted accordingly. Specifically, “Commissions” in the consolidated statements of comprehensive income of 2014 has been reclassified as “Voyage expenses”. Similarly, Amortization of deferred dry-docking costs is included within Depreciation and amortization, amounts relating to Management fees, Stock compensation expense and Management incentive award are included in General and administrative expenses, and Foreign currency losses/(gains) are included in vessel operating expenses.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c)	Comprehensive income: The statement of comprehensive income presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive (loss) on the face of the statement in which the components of other comprehensive income are presented or in the notes to the financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Operating expenses in the accompanying Consolidated Statements of Comprehensive Income.

(e)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(f)	Accounts Receivable, Net: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2016 and 2015). The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowances for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute.

(g)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

(h)	Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price.

(i)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or possible disposition of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2016, December 31, 2015 and December 31, 2014 did not indicate an impairment charge.

(j)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2015, the Company considered that the suezmaxes Eurochampion 2004 and Euronike met the criteria to be classified as held for sale. At December 31, 2016, the Company decided to extend the period that the vessels are classified as held for sale beyond a financial year, as the sale of vessels is considered highly probable and the vessels are available for immediate sale in their present condition.

(k)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of vessels’ life and every two and a half years within the remaining useful life of the vessels). Until December 31, 2013, for vessels older than ten years, the Company estimated that the next dry-docking would be due in two and a half years. However, according to Classification Society regulations, vessels can defer dry-docking costs for five years during their first fifteen years of life, instead of ten years as previously estimated. This change in estimate does not have a material effect in the years ended December 31, 2016 and 2015, and is not expected to have a material effect in the following years. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(l)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Up to December 31, 2015, these costs were included in deferred charges. On January 1, 2016, the Company adopted ASU No. 2015-03 — Interest – Imputation of Interest effective for the financial statements for the fiscal year ending December 31, 2016 and interim periods within this fiscal year and thus presents deferred financing costs, net of accumulated amortization, as a reduction of long-term debt. In order to conform with the current period presentation, the Company has reduced Deferred charges, net by $7,531 and has decreased the amount of the related current and non-current obligations by $1,336 and $6,195, respectively on the consolidated balance sheet as of December 31, 2015 (see Notes 5 and 6). This reclassification has no impact on the Company’s results of operations, cash flows and net assets for any period.

(m)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer’s cargo) to when the next charterer’s cargo is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and all other revenue recognition criteria are met. Revenue from hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Vessel voyage and operating expenses and charter hire expense are expensed when incurred.

Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Voyage revenues for 2016, 2015 and 2014 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2016	2015	2014
A	13%	14%	19%
B	13%	10%	13%
C	9%	9%	9%
D	7%	8%	5%

(n)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates two liquefied natural gas (LNG) carriers which meets the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately, or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(o)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its the fair value, and realized payments or receipts upon exercise of the options are recognized in the Statement of Comprehensive Income as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income/(loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

(p)	Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 14). Upon issuance of guidance on the fair value option in 2007, the Company elected not to report the then existing financial assets or liabilities at fair value that were not already reported as such.

(q)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2016.

(r)	Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 8).

Recent Accounting Pronouncements adopted:

a)	Going Concern: In August 2014, FASB issued ASU No. 2014-15 – “Presentation of Financial Statements—Going Concern”. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The Company has adopted the provisions of ASU 2014-05 on December 31, 2016.

b)	Consolidation: In February 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-02-Consolidation. The amendments in this ASU affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. On January 1, 2016, the Company adopted ASU No. 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company’s results of operations, cash flows and net assets for any period.

c)	Debt Issuance costs:

In April 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” or “Update”) No. 2015-03 — Interest – Imputation of Interest to simplify the presentation of debt issuance costs. Previous guidance generally required entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn’t be incurred and present those amounts separately as deferred charges (i.e., assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements.

On January 1, 2016, the Company adopted ASU No. 2015-03 — Interest – Imputation of Interest effective for the financial statements for the fiscal year ending December 31, 2016 and interim periods within this fiscal year (section l above).

d)	Business Combinations: In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. ASU 2015-16 eliminates the requirement that an acquirer in a business combination account for measurement-period adjustment during the period in which it determines the amount of the adjustment. The guidance is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted.

On January 1, 2016, the Company adopted ASU No. 2015-16 Business Combination (Topic 805), Simplifying the Accounting for Measurement-Period Adjustments effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company’s results of operations, cash flows and net assets for any period.

Recent Accounting Pronouncements not yet adopted

a)	Inventory (subsequent to the adoption of ASU 2015-11, Simplifying the Measurement of Inventory):

In July 2015, the FASB issued ASU No. 2015-11 –Inventory. ASU 2015-11 is part of FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. The Company does not expect the adoption of this ASU to have a material impact on Company’s results of operations, financial position or cash flows.

b)	Financial Instruments: In January 2016, the FASB issued ASU No. 2016-01—Financial Instruments – Overall (Subtopic 825-10) which includes the requirement for all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This update is effective for all entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

c)	Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. The Company is analyzing the impact of the adoption of this guidance on the Company’s consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting.

d)

Revenue from Contracts with Customers: In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” and ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.” The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) “Assessing the Collectibility Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7),” (2) “Presentation of Sales Taxes and Other Similar Taxes Collected from Customers,” (3) “Noncash Consideration,” (4) “Contract Modifications at Transition,” (5) “Completed Contracts at Transition,” and (6) “Technical Correction.” The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company will adopt the standard in the first quarter of 2018 and preliminarily expect to use the modified retrospective method. However, the Company is in the process of reviewing its historical contracts to quantify the impact that the adoption of the standard will have on specific performance obligations.

e)	Financial Instruments – Credit Losses: In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The Company is in the process of assessing the impact of the amendment of this Update on the Company’s consolidated financial position and performance.

f)	Statement of Cash Flows: In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

g)	Statement of Cash Flows (Topic 230)—Restricted Cash: In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230)—Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

h)	Compensation — Stock Compensation: In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” or “Update”) No. 2016-09- Compensation-Stock Compensation – Improvements to Employee Share-Based Payment Accounting (Topic 718) which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess Tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period, however early adoption is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s Consolidated Financial Statements and accompanying notes.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2016	2015	2014
Tsakos Shipping and Trading S.A. (commissions)	5,989	7,550	6,189
Tsakos Energy Management Limited (management fees)	16,935	16,032	15,840
Tsakos Columbia Shipmanagement S.A.	2,136	2,234	2,091
Argosy Insurance Company Limited	9,036	9,386	9,529
AirMania Travel S.A.	4,866	4,298	4,797

Total expenses with related parties	38,962	39,500	38,446

Balances due from and due to related parties are as follows:

	December 31,
	2016	2015
Due from related parties
Tsakos Columbia Shipmanagement S.A.	6,730	4,169

Total due from related parties	6,730	4,169

Due to related parties
Tsakos Energy Management Limited	417	61
Tsakos Shipping and Trading S.A.	759	982
Argosy Insurance Company Limited	4,285	410
AirMania Travel S.A.	431	287

Total due to related parties	5,892	1,740

There was also, at December 31, 2016, an amount of $552 ($776 at December 31, 2015) due to Tsakos Shipping and Trading S.A. and $24 ($124 at December 31, 2015) due to Argosy Insurance Company Limited, included in accrued liabilities, which relate to services rendered by these related parties, but not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In 2016 and 2015, the monthly fees for operating conventional vessels were $27.5, and $20.4 for vessels chartered out on a bare-boat basis, $35.8 for the LNG carriers, and $35.0 for the DP2 shuttle tankers. From the above fees, a third party manager is paid $25.8 for the LNG carriers, $13.9 for each of the suezmax Eurochampion 2004, the aframax Maria Princess and the VLCC Ulysses and $14.2 for the aframax Sapporo Princess. In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In 2016 and 2015, an award of $2,575 and $1,142 was granted to the Management Company respectively and is included in the General and Administrative expenses in the accompanying Consolidated Statement of Comprehensive income. In addition, a special award of $425 was paid to the Management Company in relation to capital raising offerings in 2015. In 2014, awards totaling $860 was made relating to two equity offerings in the year, of which $460 was paid in 2015. These awards relating to offerings have been included as a deduction of additional paid in capital in the accompanying Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing Board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at December 31, 2016, to pay the Management Company an amount of approximately $166,281 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2016, are:

Year	Amount
2017	20,165
2018	20,386
2019	20,457
2020	20,457
2021	20,457
2022 to 2026	91,148

193,070

Management fees for vessels are included in the accompanying Consolidated Statements of Comprehensive income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2016, 2015 and 2014. These fees in total amounted to $3,016, $3,346 and $2,224 for 2016, 2015 and 2014, respectively and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency. However, as of December 31, 2016, TCM has made advances to TMPI as a manning agent amounting to $5.5 million, included in Advances and other.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2015, the handysize tanker Delphi and the suezmax tanker Triathlon were sold to client companies of Tsakos Shipping. For this service, Tsakos Shipping charged a brokerage commission of $215 which was 0.5% of the sale price of the vessels. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In 2016 and 2015, no such fee was charged. In 2014, $200 in aggregate was charged for supervision fees on the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 and $605 in total, as a brokerage commission of 0.5% on the purchase of the suezmax tankers Eurovision and Euro. In November, 2015, the Company chartered the VLCC Millenium to a client company of Tsakos Shipping for a daily rate of $15 for a period of approximately three years.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company. During 2016 and 2015, a ship brokerage company affiliated with a non executive member of the Board of Directors, received $0.2 million and $0.3 million gross in commissions for brokerage services provided to the Company in relation to the charter of vessels owned by three of the Company’s subsidiaries. All such arrangements were performed in the ordinary course of the Company’s business and at terms standard to industry practice. In 2016, the same company earned $0.3 million in commission relating the acquisition of the VLCC Ulysses.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Long-term Investments

At December 31, 2016, 2015 and 2014, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is a former officer and currently a shareholder and a consultant of this company. No income was received from this investment during 2016, 2015 and 2014.

4.	Vessels

Acquisitions

During 2016, the Company acquired the suezmax tanker Decathlon for $64,992 from a third-party, the newbuild aframaxes Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon for $223,291 in total, the two newbuild panamaxes Sunray and Sunrise for $101,584 in total, the newbuild VLCC Ulysses for $100,189 and the newbuild LNG Maria Energy for $239,029. On November 5, 2015, the Company acquired the suezmax tanker Pentathlon for $57,926 from a third-party.

Sales

There were no vessel sales in 2016.

On July 16, 2015 and July 17, 2015, the Company sold the handysize tanker Delphi and the suezmax tanker Triathlon, for net proceeds of $42,761 in total, realizing a total net gain of $2,078. The capital gains from the sale of vessels are separately reflected in the accompanying 2015 Consolidated Statement of Comprehensive Income. There were no sales of vessels in 2014.

Impairment

As of December 31, 2016, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review did not indicate an impairment charge of the carrying value of the Company’s vessels. As of December 31, 2015 and 2014 there were no impairment charges.

5.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $19,506 and $15,290, at December 31, 2016 and 2015, respectively. Amortization of deferred dry-docking costs is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive income.

6.	Long –Term Debt

Facility	2016	2015
(a) Credit Facilities	344,564	538,208
(b) Term Bank Loans	1,421,479	861,886

Total	1,766,043	1,400,094
Less deferred finance costs, net	(12,188)	(7,531)
Total long-term debt	1,753,855	1,392,563
Less current portion of debt	(291,111)	(319,560)
Add deferred finance costs, current portion	2,976	1,336

Total long term portion, net of current portion and deferred finance costs	1,465,720	1,074,339

(a) Credit facilities

As at December 31, 2016, the Company had four open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and one open facility which has both a reducing revolving credit component and a term bank loan component, with balloon payments due at maturity between June 2017 and April 2019. At December 31, 2016, there was no available unused amount.

Interest is payable at a rate based on LIBOR plus a margin. At December 31, 2016, interest on these facilities ranged from 1.64% to 5.19%.

(b) Term bank loans

Term loan balances outstanding at December 31, 2016, amounted to $1,421,479. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments with balloon payments mainly due at maturity between July 2017 and October 2026. Interest rates on the outstanding loans as at December 31, 2016, are based on LIBOR plus a spread.

On May 5, 2016, the Company signed a new five-year bank loan for $77,000 relating to the pre- delivery financing of the VLCC Ulysses, with drawdown date May 12, 2016. The loan was prepaid on July 1, 2016 and the vessel was financed by a new twelve-year loan for $76,400 signed on June 17, 2016. The loan consists of two facilities amounting to $22,920 and $53,480 respectively. The first ten-year facility is repayable by twenty consecutive semi-annual installments of $573, commencing six months after the delivery of the vessel, plus a balloon of $11,460 payable with the twentieth semi-annual installment. The second twelve-year facility is repayable by twenty-four consecutive semi-annual installments of $2,228, commencing six months after the initial drawdown.

On May 31, 2016, the Company signed a new five-year term bank loan for $33,104 related to the debt maturity of the three handysize vessels, Amphitrite, Andromeda and Arion. The first drawdown of $12,010 was made on June 2, 2016 for the vessel Amphitrite. The second drawdown of $10,938 was made on September 8, 2016 for the vessel Andromeda and the third drawn of $10,156 was made on October 6, 2016 for the vessel Arion. The loan is repayable in ten semi-annual installments of $2,547, commencing six months after drawdown date, plus a balloon of $7,634 payable together with the last installment.

On June 17, 2016, the Company signed a new twelve-year term bank loan for $309,824 relating to the pre and post delivery financing of the two VLCC vessels, Ulysses and Hercules I and the LNG carrier Maria Energy. The first drawdown of $18,895 was made on June 23, 2016 for the vessel Hercules I. The second drawdown of $76,400 was made on July 1, 2016 for the vessel Ulysses and the third drawn of $155,904 was made on October 5, 2016 for the vessel Maria Energy. The loan consists of the commercial facility repayable into twenty semi-annual installments with a balloon to be paid with the final repayment installment and the non-commercial facility repayable in twenty four semi-annual installments.

On September 29, 2016, the Company signed a new term bank loan for $60,000 relating to the refinancing of one of its credit facilities, which was approaching maturity, relating to the vessels Millennium, Euronike and Eurochampion 2004. The loan was drawn on September 30, 2016, and on the same date the Company repaid the outstanding loan amounting to $68,008. The loan consists of two tranches, the first one is repayable in four semi-annual installments of $2,500 plus a balloon of $6,000 payable together with the last installment and the second one in ten semi-annual installments of $3,100, plus a balloon of $13,000 payable together with the last installment.

On November 29, 2016, the Company signed a new term bank loan for $18,125 relating to the refinancing of the two 2003-built LR1s, Maya and Inca. The loan is repayable in eight semi-annual installments of $1,812, plus a balloon of $3,625 at the maturity date.

On December 22, 2016, the Company signed a supplemental agreement on the loan agreement dated August 9, 2012 for $17,173 top-up tranche to the existing loan for the financing of the shuttle tanker Brasil 2014. The top-up tranche was drawn down on December 28, 2016 and is repayable in nine equal semi-annual installments of $1,018, plus a balloon payment of $8,014 payable together with the last installment.

On December 29, 2016, the Company signed a supplemental agreement on the loan agreement dated January 31, 2012 for $16,100 top-up tranche to the existing loan for the financing of the shuttle tanker Rio 2016.The top-up tranche was drawn down on December 30, 2016 and is repayable in nine equal semi-annual installments of $767, plus a balloon payment of $9,197 payable together with the last installment.

At December 31, 2016, interest on these term bank loans ranged from 2.37% to 4.21%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2016	2.71%
Year ended December 31, 2015	2.30%
Year ended December 31, 2014	2.23%

Loan movements for credit facilities and term loans throughout 2016:

Loan	Origination Date	Original Amount	Balance at January 1, 2016	New Loans	Repaid	Balance at December 31, 2016
Credit facility[1]	2004	179,384	80,690	—	10,555	70,135
10-year term loan	2004	71,250	22,657	—	22,657	—
Credit facility	2005	220,000	46,570	—	15,650	30,920
Credit facility	2005	220,000	47,127	—	47,127	—
Credit facility	2006	275,000	72,810	—	72,810	—
Credit facility	2006	371,010	191,010	—	20,000	171,010
Credit facility	2006	70,000	22,500	—	22,500	—
Credit facility¹	2007	120,000	77,500	—	5,000	72,500
10-year term loan	2007	88,350	49,710	—	5,520	44,190
10-year term loan	2009	38,600	22,344	—	2,234	20,110
8-year term loan	2009	40,000	24,016	—	2,664	21,352
12 year term loan	2009	40,000	26,250	—	2,500	23,750
10-year term loan	2010	39,000	24,700	—	2,600	22,100
7-year term loan	2010	70,000	46,800	—	4,640	42,160
10-year term loan	2010	43,924	27,835	—	3,218	24,617
9-year term loan	2010	42,100	29,100	—	2,600	26,500
10-year term loan	2011	48,000	33,600	—	3,200	30,400
9-year term loan	2011	48,650	35,677	—	3,243	32,434
8-year term loan	2011	73,600	61,333	17,173	4,906	73,600
8-year term loan	2012	73,600	62,100	16,100	4,600	73,600
7-year term loan	2013	18,000	15,195	—	1,620	13,575
7-year term loan	2014	42,000	39,200	—	2,800	36,400
6-year term loan	2014	193,239	51,220	117,806	1,200	167,826
6-year term loan	2014	39,000	36,400	—	2,600	33,800
7-year term loan	2014	40,400	5,172	11,426	—	16,598
6-year term loan	2014	78,744	15,516	16,598	—	32,114
6-year term loan	2014	39,954	5,172	11,426	—	16,598
19-month term loan	2014	52,195	52,195	—	52,195	—
5-year term loan	2015	35,190	16,423	18,767	—	35,190
7-year term loan	2015	35,190	11,730	23,460	—	35,190
7-year term loan	2015	39,900	39,900	—	3,627	36,273
5-year term loan	2015	82,775	51,625	31,150	5,173	77,602
6-year term loan	2015	46,217	46,217	—	4,622	41,595
8-year term loan	2015	73,500	9,800	29,400	—	39,200
7-year term loan	2015	44,800	—	44,800	1,600	43,200
12-year term loan	2016	309,824	—	251,199	—	251,199
2&5-year term loan²	2016	60,000	—	60,000	—	60,000
5-year term loan	2016	33,104	—	33,104	924	32,180
4-year term loan	2016	18,125	—	18,125	—	18,125

Total			1,400,094	700,534	334,585	1,766,043

[1]	This credit facility includes a fixed interest rate portion amounting to $21,577 as at December 31, 2016.
[2]	The Company contemplates selling two of its vessels (Eurochampion 2004 and Euronike) secured under this term loan facility within 2017 and accordingly, an amount of approximately $44,000 is classified under current portion of long-term debt.

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels owned by our subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $108,139 at December 31, 2016 and $74,110 at December 31, 2015, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $5,750. Two loan agreements require a monthly pro rata transfer to retention account of any principal due but unpaid.

As at December 31, 2016, the Company and its wholly owned subsidiaries had thirty-four loan agreements, totaling $1,766,043. The Company fulfilled its requirements in respect of the financial covenants of all the agreements in relation to the leverage ratio and all other terms and covenants, apart from the value-to-loan requirement in certain of its loan agreements in respect of which an amount of $2,414 has been reclassified within current liabilities at December 31, 2016. Two of these loans met the requirements immediately after December 31, 2016, and the remaining five loans are expected to be cured by February 2018.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of December 31, 2016 and December 31, 2015, the Company’s working capital (non-restricted net current assets), amounted to a $(47,947) deficit and $34,984 surplus respectively.

The annual principal payments required to be made after December 31, 2016, are as follows:

Period/Year	Amount
2017	291,111
2018	348,426
2019	228,458
2020	206,061
2021	258,304
2022 and thereafter	433,683

1,766,043

7.	Interest and Finance Costs, net

	2016	2015	2014
Interest expense	41,451	32,065	33,389
Less: Interest capitalized	(4,015)	(3,430)	(2,384)

Interest expense, net	37,436	28,635	31,005
Interest swap cash settlements non-hedging	1,086	2,201	3,231
Bunkers swap and call options cash settlements	(128)	7,427	997
Bunker call options premium	266	1,414	1,199
Amortization of loan fees	1,742	1,268	1,245
Bank charges	143	137	240
Finance project costs expensed	—	1,261	—
Amortization of deferred loss on de-designated financial instruments	—	—	154
Change in fair value of non-hedging financial instruments	(4,672)	(9,116)	5,003
Net gain on the prepayment of a loan	—	(3,208)	—
Net total

	35,873	30,019	43,074

At December 31, 2016, the Company was committed to nine floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $346,667, maturing from May 2018 through January 2023, on which it pays fixed rates averaging 2.44% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 14).

At December 31, 2016, all interest rate swap agreements were designated and qualified as cash flow hedges, in order to hedge the Company’s exposure to interest rate fluctuations. The fair values of such financial instruments as of December 31, 2016 and 2015, in aggregate amounted to $1,030 (negative) and $7,847 (negative), respectively. The net amount of cash flow hedge losses at December 31, 2016, that is estimated to be reclassified into earnings within the next twelve months is $2,808.

At December 31, 2015, the Company held one interest rate swap that did not meet hedge accounting criteria. As such, the changes in its fair value during the 2015 have been included in Change in fair value of non-hedging financial instruments, and amounted to a gain of $2,178. This interest rate swap expired on April 10, 2016.

At December 31, 2016 and 2015, the Company held five and twelve, respectively, call option agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call options at December 31, 2016 and 2015 was $1,307 (positive) and $154 (positive), respectively.

The changes in their fair value during 2016 and 2015 amounting to $1,153 (positive) and $154 (positive) respectively have been included in Change in fair value of non-hedging financial instruments in the above table.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by vessel Ulysses. The fair values of these financial instruments as of December 31, 2016, were $2,479 (positive).

During 2015, as part of its refinancing program, the Company repaid $46,488 to a lender for debt approaching maturity relating to the vessels Socrates and Selecao. The outstanding balance of the loan facility at the repayment date was $49,800, leaving a total net gain of $3,208, which is included within Interest and finance costs, net in the above table.

8.	Stockholders’ Equity

On December 8, 2015, the Company announced the resumption of the stock repurchase program for open market purchases for its common and/ or its preferred shares, which program was previously authorized by its Board of Directors. The Company had available up to $20.0 million from its previously authorized program and, on July 14, 2016, the Company announced the Board’s authorization of up to an additional $20 million in common and/or preferred share repurchases. As of December 31, 2016, the Company has acquired as treasury stock, 3,705,286 shares for a total amount of $20,683.

On April 8, 2016, under the Company’s share-based plan the Company granted 87,500 restricted share units to non-executive directors out of the repurchased treasury stock, which vested immediately. A related amount of $0.5 million was accounted for as stock compensation expense within General and Administrative expenses in the accompanying Financial Statements.

On April 22, 2015, the Company completed an offering of 3,400,000 of its 8.75% Series D Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $81,784, net of underwriter’s discount and other expenses. Dividends on the Series D Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing August 28, 2015, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 8.75% per annum of the stated liquidation preference. At any time on or after April 29, 2020, the Series D Preferred Shares may be redeemed, in whole or in part, out of amounts available thereof, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Series D preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

On July 30, 2015, the Company issued 2,626,357 common shares at a value of $9.7881 per share so as to partially finance the acquisition of two resale contracts for the construction of VLCC tankers for delivery in 2016 and 2017.

On May 30, 2014, at the annual general meeting of shareholders, the shareholders approved the amendment of the Company’s Memorandum of Association in order to increase the authorized share capital from $100,000 consisting of 85 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each, to $200,000, consisting of 185 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each.

On April 29, 2014, the Company completed an offering of 11,000,000 common shares, at a price of $7.30 per share, for net proceeds of $75,821. On May 22, 2014, the underwriters exercised their option to purchase 1,650,000 additional shares at the same price for net proceeds of $11,503.

On February 5, 2014, the Company completed an offering of 12,995,000 common shares, including 1,695,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a price of $6.65 per share, for net proceeds of $81,952.

In 2014, the Company sold 1,077,847 common shares for proceeds, net of commissions, of $7,124 under a distribution agency agreement entered into in August 2013. This agreement provides for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.00 per share, at market prices.

Under the Company’s share-based incentive plan, 20,000 restricted share units (RSUs) were granted and vested in 2014, at a fair value of $7.08 per share. There were no RSUs outstanding at the beginning or end of 2014. The total fair value of shares vested during the year ended December 31, 2014 was $142. Total compensation expense recognized in 2014 amounted to $142.

As at December 31, 2015, under the existing share-based incentive plan approved by the shareholders, a further 868,950 RSUs or other share-based awards may be issued in the future. During 2016, the Company granted 87,500 restricted share units to non-executive directors out of the repurchased treasury stock, which vested immediately. No (RSUs) were granted in 2015.

9.	Accumulated other comprehensive loss

In 2016, Accumulated other comprehensive loss decreased to $4,313 ($10,727 in 2015) due to unrealized gains from hedging financial instruments of $6,414 (loss of $437 in 2015 and $3,501 in 2014 including $154 related to amortization of deferred loss on de-designated financial instruments).

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all granted RSUs (Note 8) using the treasury stock method.

Numerator

	2016	2015	2014
Net income attributable to Tsakos Energy Navigation Limited	$55,783	$158,217	$33,527
Preferred share dividends, Series B	(4,000)	(4,000)	(4,000)
Preferred share dividends, Series C	(4,437)	(4,437)	(4,438)
Preferred share dividends, Series D	(7,438)	(5,000)	—
Net income attributable to common share holders	39,908	144,780	25,089

Denominator
Weighted average common shares outstanding	84,905,078	85,827,597	79,114,401

Basic and diluted earnings per common share	$0.47	$1.69	$0.32

For 2016, 2015 and 2014 there were no non-vested RSUs.

11.	Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of one of the Company’s major charterers, following which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements. In the fourth quarter of 2013, Mare Success increased its paid-in capital by $20,408 of which $10,408 being the 51%, was contributed by the Company and $10,000 being the 49%, by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% for the Company and 49% for Polaris. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 7.4% of the Company’s 2016 revenue (5.5% in 2015) was generated by the charterer affiliated to Polaris.

12.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas, Cyprus , Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on its gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

13.	Commitments and Contingencies

As at December 31, 2016, the Company had under construction five aframax tankers, one shuttle tanker and one VLCC tanker.

The total contracted amount remaining to be paid for the seven vessels under construction plus the extra costs agreed as at December 31, 2016, were $274,288 due within the 2017.

At December 31, 2016, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future new buildings, currently being discussed between the Company and the shipyard.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at December 31, 2016, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2017	294,564
2018	205,540
2019	157,045
2020	157,475
2021 to 2028	495,415

Minimum charter payments	1,310,039

These amounts do not assume any off-hire.

14.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments, and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)

Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $21,260 as compared to its carrying amount of $21,577 (Note 6). The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements, put option agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2016 and 2015 are as follows:

	2016		2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets/(liabilities)
Cash and cash equivalents	187,777	187,777	289,676	289,676
Restricted cash	9,996	9,996	15,330	15,330
Investments	1,000	1,000	1,000	1,000
Debt	(1,766,043)	(1,765,726)	(1,400,094)	(1,399,447)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Comprehensive Income or in the Balance Sheet, as a component of Accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair value	1.0	—	3,613	4,666
	Financial instruments—Fair Value, net of current portion	3,701	—	1,119	3,181

Subtotal		3,702	—	4,732	7,847

		Asset Derivatives		Liability Derivatives
		December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair value	—	—	—	1,040
Bunker swaps	Current portion of financial instruments—Fair value	1,014	—	—	—
Bunker swaps	Financial instruments—Fair Value, net of current portion	1,465	—	—	—
Bunker call options	Current portion of financial instruments—Fair value	1,307	28	—	—
Bunker call options	Financial instruments—Fair Value, net of current portion	—	126	—	—

Subtotal		3,786	154	—	1,040

Total derivatives		7,488	154	4,732	8,887

Derivatives designated as Hedging Instruments-Net effect on the Statements of Comprehensive Income

Derivative	Gain/(Loss) Recognized in Accumulated Other Comprehensive Income on Derivative

		Amount
	(Effective Portion)	2016	2015	2014
Interest rate swaps		3,015	(5,446)	(7,042)

Total		3,015	(5,446)	(7,042)

	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location
Derivative		Amount
		2016	2015	2014
Interest rate swaps	Depreciation expense	(156)	(154)	(154)
Interest rate swaps	Interest and finance costs, net	(3,243)	(2,996)	(3,388)

Total		(3,399)	(3,150)	(3,542)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Loss as of December 31, 2016 and 2015 was $4,314 and $10,727 respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Statement of Comprehensive Income

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income / (Loss) Location
Derivative		Amount
		2016	2015	2014
Interest rate swaps	Interest and finance costs, net	(47)	(24)	(1,272)
Bunker swaps	Interest and finance costs, net	2,586	(1,206)	(10,402)
Bunker put options	Interest and finance costs, net	—	564	1,244
Bunker call options	Interest and finance costs, net	909	(1,260)	—

Total		3,448	(1,926)	(10,430)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2016 and 2015 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2016	December 31, 2015
Interest rate swaps	(1,030)	(8,887)
Bunker swaps	2,479	—
Bunker call options	1,307	154

	2,756	(8,733)

15.	Subsequent Events

a)	On January 17, 2017, the Company drew down the amount of $42.6 million to finance the delivery of the VLCC tanker Hercules I on January 19, 2017. On the same date, the Company partially prepaid $0.6 million of the pre-delivery financing of the vessel.

b)	On January 30, 2017, the Company paid a dividend of $0.50 per share for its 8.00% Series B Preferred Shares.

c)	On January 30, 2017, the Company paid a dividend of $0.55469 per share for its 8.875% Series C Preferred Shares.

d)	On February 6, 2017, the Company started a $40.0 million at-the-market program to sell common and preferred shares. As at March 27, 2017, the Company raised $0.6 million from the sale of 24,803 preferred shares and $2.5 million from the sale of 550,000 common shares.

e)	On February 7, 2017, the Company drew down the amount of $23.3 million to finance the delivery of the aframax tanker Marathon TS on February 10, 2017

f)	On February 28, 2017, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

g)	On March 8, 2017, the Company drew down the amount of $34.3 million to finance the delivery of the shuttle tanker Lisboa on March 10, 2017.

h)	On March 17, 2017, the Company declared a dividend of $0.05 per common share payable on April 28, 2017 to shareholders of record as of April 25, 2017.